October 23, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-207307)

Ladies and Gentlemen:

LHC Group, Inc., a Delaware corporation (the "Company"), hereby requests that its Registration Statement on Form S-3 (File No. 333-207307), originally filed with the Securities and Exchange Commission (the "Commission") on October 6, 2015 (the "Registration Statement"), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933 (the "Securities Act").

The Company is hereby requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an "S-3", whereas the Company intended the Registration Statement to be filed with the Commission with the code "S-3ASR". No securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please telephone Joshua L. Proffitt, Executive Vice President and General Counsel of the Company, at (337) 233-1307 or J. Mark Ray of Alston & Bird LLP at (404) 881-7739.

Respectfully,

LHC Group, Inc.

By: /s/ Joshua L. Proffitt
Name: Joshua L. Proffitt
Title: Executive Vice President, General Counsel